THE MERGER FUND VL

January 15, 2010

Dear Fellow Shareholder:

The Merger Fund VL had another solid quarter.  In the three months ended December 31, the Fund showed a gain of 2.0%.  For 2009 as a whole, the Fund was up 11.8%, at the high end of annual returns that we’re targeting with interest rates at current levels.

Merger activity picked up last quarter, and arbitrage spreads on these newly announced transactions—the per-share profit to be made if the deal goes through—were generally favorable.  Three pending takeovers failed to work out as we had expected, but thanks to our risk-management strategies, these investments didn’t put much of a dent in our NAV.  Overall, 20 of the Fund’s arbitrage holdings posted meaningful gains in the December quarter, while nine showed material mark-to-market losses.

Viva Brazil !

We’re sometimes asked why The Merger Fund VL is willing to make investments all over the globe, including the emerging markets, instead of focusing exclusively on “safer” domestic takeovers, which are governed by a regulatory system that is more transparent and predictable than those found in many foreign countries.  The short answer is that we invest where the opportunities are.  And in recent years, some of the most compelling arbitrage situations have involved non-U.S. targets, ranging from large multinationals domiciled in the industrialized countries of Europe to lesser-known companies based in the still-developing nations of Asia, Africa and South America.  A good example of the global opportunities available to us is the Fund’s investment in GVT Holding, a Brazilian telecommunications company, which was recently acquired by France’s Vivendi following a spirited bidding contest.

Last September, GVT preliminarily agreed to be acquired by Vivendi for 42 Brazilian reals a share, equivalent to a total deal value of approximately $3.2 billion.  GVT was an attractive takeover target for the much larger French firm, which is in the process of selling non-core assets—such as its 30% stake in NBC Universal—in order to fund expansion into higher-growth emerging markets.  Brazil’s economy is the most dynamic in South America, and both cell phone and Internet usage are growing rapidly.  Already benefitting from a favorable industry environment, GVT appears to be especially well-positioned, as it recently won government approval to expand its regional footprint to include Sao Paulo, one of the country’s largest markets.

From an arbitrage standpoint, this deal offered just about everything we look for when analyzing a potential investment.  Although the transaction was subject to confirmatory due diligence, the buyer appeared to be highly motivated, financing wasn’t a problem, and we didn’t see any regulatory issues that could derail the transaction.  In particular, Anatel, the Brazilian telecom regulator, seemed likely to welcome a transaction that would foster increased competition in Sao Paulo, where Telesp, a unit of Spain’s Telefonica, enjoys a dominant market position.  Reflecting the possibility of a competing bid for GVT, the target’s stock initially traded at or above the price Vivendi had agreed to pay.  Soon, however, investors tempered their enthusiasm, and the arbitrage spread turned positive.  At this point, GVT’s stock price was implying—incorrectly, in our view—that there was little chance of a competing offer.  That’s when we got involved.

It turned out that the market had it right the first time.  A month after GVT accepted Vivendi’s offer of 42 reals, Telesp bid 48 reals.  While it’s true that most events, whether in business or life in general, are easier to understand with the benefit of hindsight, this one should not have come as a big surprise.  Telesp, which faced the prospect of a strong new competitor in its home market, had every reason to make its own offer for GVT.  And given that it already had a major presence in Brazil, unlike its French rival, Telesp could expect to realize greater operating synergies, suggesting that it would be able to pay more.

Shareholder Services: U.S. Bancorp Fund Services, LLC  •  P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc. • 100 Summit Lake Drive • Valhalla • New York 10595
(914) 741-5600 • Fax (914) 741-5737

Little time elapsed before it became clear that neither of GVT’s suitors would give up easily.  Hoping to discourage Vivendi from continuing the battle, Telesp decided to bid against itself and raised its offer to 50.50 reals.  Vivendi, however, wouldn’t be deterred from pursuing a transaction so central to its strategic game plan.  In mid-November, the French company made a knockout bid of 56 reals, 33% more than the original deal price.  Telesp finally threw in the towel, and Vivendi and GVT signed a definitive merger agreement.  Unsure of how aggressive Vivendi’s counterbid would be and not wanting to be greedy, we had sold the last of the Fund’s GVT holdings at around 53 reals.  Nonetheless, the takeover battle between Telesp and Vivendi was a sweet turn of events for those of us in the arbitrage community with both the conviction and the trading infrastructure to play this deal.

Other Winners

Most of the Fund’s fourth-quarter profits were earned closer to home.  Other rewarding investments included Liberty Media Entertainment, which closed its merger with DirecTV and simultaneously spun off shares in its Starz cable channels, a reorganization that gave arbs the opportunity to make money on both the merger and the spin-off; Affiliated Computer Services, whose acquisition by Xerox  appears to be moving smoothly toward completion despite initial fears that Xerox shareholders might balk at a transformative deal that took many of them by surprise; Schering-Plough, whose mega merger with Merck went like clockwork; Wyeth, which was acquired by Pfizer in another Big Pharma deal that encountered little political or regulatory opposition along the way; and Sun Microsystems, whose pending takeover by Oracle appears to have survived a serious antitrust challenge in Europe.

New Investments

Global M&A activity showed a strong rebound in the December quarter.  According to Dealogic, the total dollar value of mergers and takeovers worldwide rose about 40% from this year’s third quarter and 15% from the fourth quarter of 2008.  Helped in part by a couple of mega transactions, U.S. M&A volume in the final three months of 2009 more than doubled from last year’s fourth quarter, when the global financial crisis put the brakes on corporate deal-making.

Against this background, The Merger Fund VL has recently been able to identify an encouraging number of attractive new arbitrage investments, including 3Com Corp., a manufacturer of data networking equipment, to be acquired by Hewlett-Packard Co. in a $2.7 billion transaction that will further HP’s goal of offering one-stop shopping to corporate IT managers; Encore Acquisition Co., an oil and gas producer, in a merger pact with another exploration and production company, Denbury Resources Inc.; IMS Health Inc., a provider of prescription data and other market intelligence to the pharmaceutical industry, being taken private by TPG Capital and the Canada Pension Plan Investment Board; Mitsubishi Rayon Co., Ltd., to combine with another member of Japan’s Mitsubishi Group, Mitsubishi Chemical Holdings Corp.; and The Black & Decker Corp., which is merging with The Stanley Works in a $4.5 billion transaction that brings together two of the leading manufacturers of tools and other products for the home-improvement and construction markets.

Other investments in deals that have reached the definitive-agreement stage include Burlington Northern Santa Fe Corp., to be purchased by Berkshire Hathaway, Inc., which already owns a 23% stake, in a $26 billion cash-and-stock transaction that reflects Warren Buffett’s long-term optimism about both the U.S. economy and the railroad industry; Tandberg ASA, a Norwegian manufacturer of video conferencing equipment, which is being acquired at a sweetened price by networking giant Cisco Systems, Inc. after Tandberg’s shareholders refused to support the deal that management had originally negotiated;  Switch & Data Facilities Co., Inc., an operator of data centers in 22 markets in the U.S. and Canada, to combine with its larger rival, Equinix Inc.; XTO Energy Inc., a major producer of natural gas, which is being acquired by Exxon Mobil Corp. in a $31 billion bet that tighter restrictions on carbon emissions will spur demand for cleaner-burning fuels in the years ahead; and Hutchison Telecommunications International Ltd., a Hong Kong-based provider of telecom services in Indonesia, Vietnam and other emerging markets, whose corporate parent, Hutchison Whampoa Ltd., plans to buy out the minority shareholders.

In the pre-deal category, the Fund has established positions in Alcon, Inc., the world’s largest eye-care company, whose minority shareholders have received a buyout offer from Novartis AG that values their shares at a significant discount to the price that the Swiss drug maker is paying for a 52% stake in Alcon held by Nestle SA; and AXA Asia Pacific Holdings Ltd., an insurance and investment-management company that serves customers in Australia, New Zealand and Asia, the target of competing takeover offers from National Australia Bank Ltd. and AMP Ltd., another Australian financial services company.

The Merger Fund VL currently holds positions in 45 arbitrage situations and is about 85% invested.  We look forward to another good year.

Best wishes for a peaceful, healthy and prosperous 2010.

Sincerely,

Frederick W. Green
President

P.S.  On December 29, 2009, The Merger Fund VL paid a distribution of $.35624 per share, consisting of $.34812 of ordinary income and $.00812 of long-term capital gains, to shareholders of record as of December 28, 2009.

Note:  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your life insurance company or The Merger Fund VL c/o U.S. Bancorp Fund Services, LLC at (800) 343-8959. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund VL’s share price and return will vary, and investors may have a gain or loss when they redeem their shares